[Published October 24, 2016 in Investor's Business Daily]

This announcement is neither an offer to buy nor a solicitation of an offer to sell Shares.  The Offer is being made solely by the formal Offer to Purchase forwarded to Shareholders of record and is not being made to, and tenders will not be accepted from or on behalf of, Shareholders residing in any State in which making or accepting the Offer would violate that jurisdiction's laws.  In those jurisdictions where the securities, Blue Sky, or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchasers only by one or more registered dealers licensed under the laws of such jurisdiction.

NOTICE OF AMENDED OFFER TO LOWER THE PURCHASE PRICE TO $1.00 PER SHARE.
NO SHARE HAVE YET BEEN TENDERED:

Up to 1,550,000 Shares of common stock of United Development Funding IV (the "Company") at a price of
$1.00 per Share
by: SCM Special Fund 3, LP (collectively the "Purchasers")

The Purchasers are offering to purchase for cash up to 1,550,000 shares of common stock ("Shares") of the Company, at a price of $1.00 per Share upon the terms and subject to the conditions set forth in Purchasers' Offer to Purchase and in the related Assignment Form for the offer (which together constitute the "Offer" and the "Tender Offer Documents").  THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., PACIFIC TIME, ON DECEMBER 2, 2016, UNLESS AN OFFER IS EXTENDED.

The Tender Offer Documents may be obtained by written request to Purchasers or as set forth below.  A request has been made to the Company pursuant to Rule 14d-5 under the Exchange Act for the use of its list of Shareholders for the purpose of disseminating the Offer to Shareholders.  Upon compliance by the Company with such request, the Tender Offer Documents and, if required, other relevant materials will be mailed at the Purchasers' expense to record holders of Shares, brokers, banks and similar persons whose names appear or whose nominee appears on the list of securities holders, or persons who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.  For Copies of the Tender Offer Documents, Call Purchasers at 1-800-854-8357, Make a Written Request Addressed to 1640 School Street, Moraga, California 94556, email to offers@mackenziecapital.com, or visit our website at www.mackenziecapital.com (click on Tenders).